UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)

Adicet Bio, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

007002 108
(CUSIP Number)

aMoon 2 Fund Limited Partnership
aMoon 2 Fund G.P. Limited Partnership
aMoon General Partner Ltd.
Dr. Yair C. Schindel

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon Growth Fund Limited Partnership (f/k/a aMoon 2 Fund Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,214,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,214,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,214,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)
Based on 31,318,990 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus, dated February 10, 2021, filed by the Issuer with the Securities and Exchange Commission on February 11, 2021, pursuant to Rule 424(b)(3).

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon Growth Fund G.P. Limited Partnership (f/k/a aMoon 2 Fund G.P. Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,214,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,214,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,214,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)
Based on 31,318,990 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus, dated February 10, 2021, filed by the Issuer with the Securities and Exchange Commission on February 11, 2021, pursuant to Rule 424(b)(3).

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,214,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,214,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,214,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)
Based on 31,318,990 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus, dated February 10, 2021, filed by the Issuer with the Securities and Exchange Commission on February 11, 2021, pursuant to Rule 424(b)(3).

CUSIP No.	007002 108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,214,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,214,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,214,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 31,318,990 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus, dated February 10, 2021, filed by the Issuer with the Securities and Exchange Commission on February 11, 2021, pursuant to Rule 424(b)(3).

The undersigned, aMoon Growth Fund Limited Partnership (f/k/a aMoon 2 Fund Limited Partnership), a Cayman Islands exempted limited partnership (“aMoon”), aMoon Growth Fund G.P. Limited Partnership (f/k/a aMoon 2 Fund G.P. Limited Partnership), an Israeli limited partnership (“aMoon G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), and Dr. Yair C. Schindel (“Schindel”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 2 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 24, 2020 by the Reporting Persons, as amended by Amendment No. 1 to Schedule 13D filed on December 3, 2020, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Adicet Bio, Inc., a Delaware corporation (the “Issuer”).  The Amendment amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration

On February 12, 2021, the Issuer entered into a Stock Purchase Agreement with certain investors, including aMoon (the “Stock Purchase Agreement”), pursuant to which the investors purchased from the Issuer in a private placement, in connection with the Issuer’s public offering, $15.0 million of shares of Common Stock at a price per share equal to the public offering price of $13.00 per share. Pursuant to the Stock Purchase Agreement, aMoon acquired 110,447 shares of Common Stock for an aggregate purchase price of $1,435,812.

The source of funding for the purchase of the shares of Common Stock pursuant to the Stock Purchase Agreement is the capital of aMoon.

References to, and descriptions of, the Stock Purchase Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Stock Purchase Agreement included as Exhibit 4 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of shares of Common Stock by the Reporting Persons. The shares of Common Stock acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective limited partners.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”) or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

As of the date of this Amendment, aMoon holds 1,214,907 shares of Common Stock, constituting approximately 3.9% of the issued and outstanding shares of Common Stock.  aMoon G.P. is the sole general partner of aMoon, pursuant to the terms of the limited partnership agreement of aMoon, and aMoon Ltd. is the sole general partner of aMoon G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.  By virtue of such relationships, aMoon G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the Common Stock held by aMoon.

Schindel, as sole shareholder of aMoon Ltd., exercises investment and voting power of aMoon G.P.  Schidnel disclaims beneficial ownership of the shares of Common Stock held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days.

(d)
To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)	As of February 12, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 12, 2021, the Issuer entered into a Stock Purchase Agreement with certain investors, including aMoon, pursuant to which the investors purchased from the Issuer in a private placement, in connection with the Issuer’s public offering, $15.0 million of shares of Common Stock at a price per share equal to the public offering price of $13.00 per share. Pursuant to the Stock Purchase Agreement, aMoon acquired 110,447 shares of Common Stock for an aggregate purchase price of $1,435,812.

In connection with the Stock Purchase Agreement, the Issuer intends to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with such investors, including aMoon. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a registration statement with the Securities and Exchange Commission within 90 calendar days following the closing of the Stock Purchase Agreement, and use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission within 30 calendar days thereafter (or within 60 calendar days if the Securities and Exchange Commission reviews the registration statement).

References to, and descriptions of, the Stock Purchase Agreement and the Registration Rights Agreement, as set forth herein, are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Registration Rights Agreement included as Exhibits 4 and 5 to this Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

4
Stock Purchase Agreement, dated February 12, 2021, by and between Adicet Bio, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adicet Bio, Inc. with the Securities and Exchange Commission on February 16, 2021).

5
Form of Registration Rights Agreement, by and between Adicet Bio, Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adicet Bio, Inc. with the Securities and Exchange Commission on February 16, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel